Exhibit 99.2

EIP Pharma and Diffusion Pharmaceuticals Announce Merger Agreement to Create Leading CNS-focused Company Treating Neurodegenerative Diseases

Combined company will pursue late-stage clinical development of oral neflamapimod for the treatment of dementia with Lewy bodies

EIP Pharma to initiate in 2Q 2023 a Phase 2b clinical study, funded in part by a $21 million grant from the National Institute of Aging

Combined company expected to have a cash runway through Phase 2b clinical data and to the end of 2024

Transaction has unanimous support of both EIP Pharma and Diffusion Boards of Directors

BOSTON, MA and CHARLOTTSVILLE, VA – March 30, 2023 – EIP Pharma Inc. (EIP Pharma), a privately held clinical-stage company focused on developing treatments for neurodegenerative diseases, and Diffusion Pharmaceuticals Inc. (Diffusion or Diffusion Pharmaceuticals) (NASDAQ: DFFN), today announced that the companies have entered into a definitive merger agreement for an all-stock transaction forming a publicly traded, combined company that will focus on the advancement of EIP Pharma’s pioneering pipeline of oral stress kinase inhibitors, including its lead drug candidate neflamapimod, which is currently being developed for the treatment of dementia with Lewy bodies (DLB).

“With this proposed merger, we are creating a leading company focused on developing treatments for neurodegenerative diseases, beginning first with neflamapimod for the treatment of dementia with Lewy bodies, the second most common type of dementia after Alzheimer’s disease, and for which there are currently no approved treatments,” said John Alam, MD, Chief Executive Officer of EIP Pharma. “We believe neflamapimod is poised to be the first to market disease-modifying drug therapy for DLB, with the potential to reverse and possibly slow the progression of synaptic dysfunction that contributes to the hallmark neurological decline associated with this devastating disease. The combined company will leverage an experienced drug development and leadership team, and we expect it to be well capitalized to advance neflamapimod through to Phase 2b clinical data.”

“This transaction is the result of a thorough strategic review process led by Diffusion’s board of directors and executive team initiated in 2022 to identify and negotiate the most compelling, value-enhancing transaction for Diffusion stockholders. From this, EIP Pharma’s clinical programs, management team and corporate strategy stood out amongst the many bids we received,” said Robert J. Cobuzzi, Jr., Ph.D., Chief Executive Officer of Diffusion Pharmaceuticals. “We believe this proposed merger is opportunistic and exciting for our shareholders, as EIP has built a robust pipeline of highly needed CNS therapeutic candidates, and we are highly confident in the capabilities of John and his team to support the leadership of the combined company. Taken together, we are thrilled at the prospect of combining our resources and expertise to join EIP’s unwavering commitment to treat patients with neurodegenerative diseases.”

Upcoming Anticipated Catalysts/Milestones

EIP Pharma has several anticipated catalysts and development milestones for neflamapimod through to the end of 2024, including:

●

Presentation of Phase 2a clinical data in an oral presentation at the upcoming AD/PD™ 2023 International Conference on Alzheimer’s and Parkinson’s Diseases and related neurological disorders, being held March 28 – April 1, 2023, in Gothenburg, Sweden

●	Initiate Phase 2b clinical study evaluating neflamapimod in patients with DLB during the second quarter of 2023

●	Closing of the merger with Diffusion in mid-2023

●	Publication of additional results from the Phase 2a clinical study in DLB in a peer-reviewed medical journal in the second half of 2023

●	Completion of enrollment into the Phase 2b clinical study in DLB in the first half of 2024

●	Reporting of data from placebo-controlled portion of the Phase 2b DLB study during the second half of 2024

EIP Pharma was recently awarded a $21 million grant from the National Institutes of Health’s National Institute on Aging (NIA) that will fully fund development costs associated with the planned Phase 2b study. The NIA grant funds will be disbursed over the course of the study as costs are incurred.

About the Proposed Merger

Under the terms of the merger agreement subject to approval by EIP Pharma and Diffusion stockholders and satisfaction of other customary closing conditions, EIP Pharma will merge with a newly-created subsidiary of Diffusion. Immediately after the merger, the current equity and convertible debt holders of EIP Pharma are expected to own, in the aggregate, approximately 77.25% of the total number of outstanding shares of common stock of the combined company and the current stockholders of Diffusion are expected to own approximately 22.75%, in each case calculated on a fully diluted and as-converted basis, subject to adjustment as set forth in the merger agreement based on, among other things, the amount of Diffusion net cash (as defined in the merger agreement) at the closing date.

The combined company is expected to be renamed “CervoMed” and continue to trade on the Nasdaq Capital Market under a new ticker symbol, CRVO. The combined company would be headquartered in Boston, Massachusetts and led by a team with extensive drug development and leadership expertise, including John Alam, MD, Chief Executive Officer; Robert Cobuzzi, Jr., PhD, Chief Operating Officer; William Tanner, PhD, Chief Financial Officer; Kelly Blackburn, MHA, Senior Vice President, Clinical Development; and William Elder, General Counsel and Corporate Secretary. Sylvie Gregoire, PharmD, the current Chair of EIP Pharma, will serve as Chair of the Board of Directors for the combined company. The combined company’s Board of Directors is expected to be composed of seven members, consisting of Dr. Gregoire, Jeff Poulton, currently EIP Pharma’s Chair of the Audit Committee, Jane Hollingsworth, JD, currently Diffusion’s Board Chair, Frank Zavrl, Dr. Marwan Sabbagh, Dr. Alam and Dr. Cobuzzi.

The merger agreement has been approved by the Boards of Directors of both companies. The merger is expected to close in mid-2023, subject to approvals by EIP Pharma and Diffusion stockholders, the effectiveness of a registration statement to be filed by Diffusion with the Securities and Exchange Commission (SEC) to register the shares of Diffusion common stock to be issued to EIP Pharma security holders in connection with the merger, and other customary closing conditions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal counsel to EIP Pharma. Canaccord Genuity is serving as financial advisor to Diffusion, and Dechert LLP is serving as legal counsel to Diffusion.

Additional information about the transaction will be provided in a Current Report on Form 8-K that will be filed by Diffusion with the SEC and will be available at www.sec.gov.

About Neflamapimod

Neflamapimod is an investigational drug that is an orally administered small molecule brain penetrant that inhibits p38MAP kinase alpha (p38a). P38a, which is expressed in neurons under conditions of stress and disease, plays a major role in inflammation-induced synaptic toxicity, leading to synaptic dysfunction. Neflamapimod is currently being developed for the treatment of dementia with Lewy bodies (DLB) and is the first treatment with the potential to have a positive impact on cognition, function and motor function.

In preclinical studies, neflamapimod reversed synaptic dysfunction, including and particularly within the part of the brain most impacted in DLB – the basal forebrain cholinergic system. In Phase 1 and Phase 2 clinical studies involving more than 300 participants, neflamapimod has been shown to be generally well tolerated. Results from the AscenD-LB Phase 2a clinical study demonstrated that neflamapimod significantly improved dementia severity compared to placebo and also showed significant improvement on motor function compared to placebo. At the highest dose evaluated, neflamapimod improved cognition. The combined preclinical and clinical data are consistent with neflamapimod treating the underlying DLB disease process and suggest it has the potential to be the first disease-modifying treatment for DLB. Neflamapimod was granted Fast Track status by the U.S. Food and Drug Administration for the treatment of DLB, and EIP Pharma was recently awarded a $21 million grant from the National Institutes of Health’s National Institute on Aging (NIA) to evaluate neflamapimod in a Phase 2b clinical study in DLB. The NIA grant funds will be disbursed over the course of study as the costs are incurred.

About EIP Pharma

EIP Pharma, Inc. is a privately held clinical-stage biotechnology company advancing CNS-focused therapeutics to benefit patients with a range of debilitating neurodegenerative diseases. EIP Pharma is currently developing neflamapimod, an investigational orally administered small molecule brain penetrant that inhibits p38MAP kinase alpha (p38a). Neflamapimod has the potential to treat synaptic dysfunction, the reversible aspect of the underlying neurodegenerative processes that cause disease in dementia with Lewy bodies (DLB) and certain other major neurological disorders. Current institutional investors in EIP Pharma include Access Industries, Adage Capital Management, Mossrock Capital and Rock Springs Capital.

For more information, please visit www.eippharma.com or engage with us on Twitter and LinkedIn.

About Diffusion Pharmaceuticals Inc.

Diffusion Pharmaceuticals Inc. is a biopharmaceutical company that has historically focused on developing novel therapies that may enhance the body’s ability to deliver oxygen to areas where it is needed most. Diffusion’s most advanced product candidate, trans sodium crocetinate (TSC), has been investigated and developed to enhance the diffusion of oxygen to tissues with low oxygen levels, also known as hypoxia, most recently as an adjuvant treatment to standard of care therapy for GBM and other hypoxic solid tumors. In connection with the proposed merger with EIP, and pending its conclusion, Diffusion previously paused the initiation of the previously announced Phase 2 study of TSC in newly diagnosed GBM patients and will continue to attempt to identify sale or out-licensing transactions.

For more information, please visit www.diffusionpharma.com or engage with us on Twitter and LinkedIn.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Diffusion Pharmaceuticals and EIP Pharma, Diffusion Pharmaceuticals intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus related to a special meeting of its stockholders. Diffusion Pharmaceuticals will mail the definitive proxy statement and prospectus to Diffusion Pharmaceuticals’ stockholders as of the record date to be established for voting on the merger and any other matters to be voted on at the special meeting. BEFORE MAKING ANY VOTING DECISION, DIFFUSION PHARMACEUTICALS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS – INCLUDING THE DEFINITIVE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY DOCUMENTS INCORPORATED THEREIN – CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIFFUSION PHARMACEUTICALS, EIP PHARMA, THE PROPOSED TRANSACTION AND RELATED MATTERS. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Diffusion Pharmaceuticals may file with the SEC or send to Diffusion Pharmaceuticals’ stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Diffusion Pharmaceuticals with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Diffusion Pharmaceuticals with the SEC by contacting Diffusion Pharmaceuticals by mail at 300 East Main Street, Suite 201, Charlottesville, VA 22902, Attn: Corporate Secretary.

Participants in the Solicitation

Diffusion Pharmaceuticals and EIP Pharma, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these persons and their interests in the transaction will be included in the prospectus and proxy statement relating to the transaction and other relevant materials to be filed with the SEC. Additional information regarding Diffusion Pharmaceuticals’ directors and officers is included in Diffusion Pharmaceuticals’ Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 24, 2023. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, including, but not limited to, the timing and potential outcome of the proposed transaction between Diffusion Pharmaceuticals and EIP Pharma; the therapeutic potential of neflamapimod; anticipated milestones related to the development of the combined company’s clinical programs and reporting of data; the expected ownership percentages of the combined company; and the expected management team and board of directors of the combined company. Terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” or other words that convey uncertainty of future events or outcomes may identify these forward-looking statements. Although there is believed to be reasonable basis for each forward-looking statement contained herein, forward-looking statements by their nature involve risks and uncertainties, known and unknown, many of which are beyond the parties’ control and, as a result, actual results could differ materially from those expressed or implied in any forward-looking statement. Particular risks and uncertainties include, among other things, those related to the completion of the proposed transaction, including the need for stockholder approval and the satisfaction of closing conditions; the cash balances of the combined company following the closing, if completed, of the proposed transaction; the ability of Diffusion Pharmaceuticals to remain listed on the Nasdaq Capital Market, as well as comply with any Nasdaq rules and regulations related to the proposed transaction; the price of Diffusion Pharmaceuticals’ securities, which may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Diffusion Pharmaceuticals and/or EIP Pharma operates; variations in operating performance across competitors; changes in laws and regulations affecting Diffusion Pharmaceuticals’ or EIP Pharma’s business; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction; general economic, political, business, industry, and market conditions, inflationary pressures, and geopolitical conflicts; and the other factors discussed under the heading “Risk Factors” in Diffusion Pharmaceuticals’ most recent Annual Report on Form 10-K and other filings with the SEC. Any forward-looking statements in this press release speak only as of the date hereof (or such earlier date as may be identified). New factors emerge from time to time, and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed with the SEC in connection with the proposed transaction and, except as required by applicable law, rule, or regulation, neither Diffusion Pharmaceuticals nor EIP Pharma undertakes any obligation to update any such statements after the date hereof.

Contacts

EIP Investors & Media:

Argot Partners

212.600.1902

EIP@argotpartners.com

Diffusion Investors:

Tiberend Strategic Advisors, Inc.
Daniel Kontoh-Boateng
dboateng@tiberend.com